Exhibit 99.1

GEAC ANNOUNCES FISCAL YEAR 2005 FIRST QUARTER RESULTS

First Quarter Earnings of $0.15 Per Diluted Share

Compared to $0.11 Per Diluted Share in Q1 a Year Ago

Net Income for the Quarter Increases by 44.3% Over Q1 of Fiscal 2004

Software License Revenue Rises 20.6% Over Same Period Last Year

Note to readers: All references to dollars are to U.S. dollars unless otherwise noted.

MARKHAM, Ontario and SOUTHBOROUGH, Massachusetts – September 8,

2004 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company providing Business Performance and Financial Management, today announced its first quarter financial results for the quarter ended July 31, 2004.

First Quarter Financial Highlights

US$ millions (except EPS)	1Q2005	1Q2004	Change	% Change
Software License Revenue	$15.5	$12.9	$2.6	+20.6%
Support & Professional Services Revenue	$89.5	$82.4	$7.1	+8.5%
Hardware Revenue	$1.9	$6.2	$-4.3	-69.4%
Total Revenue	$106.9	$101.5	$5.4	+5.3%
Income before Income Tax	$20.2	$14.1	$6.1	+43.5%
Diluted EPS	$0.15	$0.11	$0.04	+36.4%

Geac reported revenue in the first quarter of fiscal year (FY) 2005 of $106.9 million, an increase of $5.4 million compared to $101.5 million in revenue in the first quarter of FY 2004.  Software license revenue represented $15.5 million of the first quarter total, a 20.6% increase over the same quarter last year when software license sales were $12.9 million.  The Company’s net income was $13.5 million during the first quarter of FY 2005, or $0.15 per diluted share, compared with $9.4 million, or $0.11 per diluted share in the first quarter of last year, an earnings increase of 44.3% and an EPS increase of 36.4%.  The gross profit margin increased to 64.9% of revenue from 59.8% in the first quarter of FY 2004, due primarily to an increase in professional service margins to 28.8%, versus 25.0% during the first quarter of FY 2004, and to continuing success in our strategy to move away from low-margin hardware revenues to higher margin support and new license revenues.  Improving results from ongoing cost control in each margin category also contributed to the gross profit margin increase.

“The first quarter marked another period of software license revenue growth for the Company, which is one of the key indicators of Geac’s progress toward re-inventing itself as a growth-oriented software company,” stated Charles S. Jones, Geac’s President and CEO.  “We continue to see demand for our Geac Performance Management offerings from the Geac customer base and from new customers, including in the quarter our first major sale in France and approximately 50 sales through our worldwide distributor network. We also continue to see organic growth in some lines of business.  While this growth will naturally be uneven over time, these figures are representative of the software license growth Geac needs to continue to achieve in order to build market momentum and shareholder value.”

Operating expenses were $48.8 million in the first quarter of FY 2005, an increase of 4.9% from $46.5 million in the first quarter of FY 2004, and a decrease of $1.3 million, or 2.5%, from $50.1 million in the fourth quarter of FY 2004 General and Administrative expenses were $14.3 million, versus $16.4 million in the first quarter of FY 2004.  Beginning in the second quarter and throughout the rest of the year, the Company expects to increase marketing and sales expenses to achieve results in the third and fourth quarters.

“Geac’s cash position at the end of the first quarter of FY 2005 was $116.1 million, about $3.5 million ahead of our position at the end of the fourth quarter of FY 2004 and the highest cash position since July 31, 1999.  Most of this increase in cash was cash generated from operations.  Importantly, this is the first time in two years that Geac has had a positive cash flow from operations in the first quarter.  Going forward, we will continue to deploy cash for internal development initiatives and to fund target acquisitions to expand our Business Performance Management suite,” said Donna de Winter, Chief

Financial Officer of Geac.  “As Charles Jones referenced in our year end press release in June, we continue to see volatility in revenue from quarter to quarter due to the unpredictable timing of new license sales and our application of the accounting rules governing recognition of revenue.  While we are pleased with our first quarter results as compared to last year’s first quarter, these results do not indicate to us that we have overcome the strong seasonality of our revenue.  It should be noted that historically the first fiscal quarter is seasonally the low point with respect to revenue.  We believe such seasonality will continue as a fact of Geac life.”

Performance Management

During the first quarter Geac closed several significant Geac Performance Management sales, encompassing planning and expense management applications, with new and existing Geac customers.  Among them were several government entities – a western US state, which purchased Geac Expense Management; and the City of Charlotte, North Carolina, which purchased MPC – and numerous commercial enterprises, including a unit of a diversified global technology and industrial company (MPC); a global pharmaceutical manufacturer (Geac Expense Management); a leading food retailer and wholesaler in the mid-western United States (MPC); and French services giant Penauille Polyservices (MPC), a publicly traded company that is a component of the Euronext 150 and SBF 120 stock indices.

At its ALLIANCE 2004 users’ conference in May, Geac announced new releases of the MPC and Expense Management solutions within the Geac Performance Management product family.  These solutions offer customers greater functionality and flexibility.  For example, expanded Web enablement gives users the ability to submit or approve expense reports from any remote or wireless location.  Geac also announced a North American business partnership for MPC with American Express Tax and Business Services, Inc., which currently is working with Geac on implementing the MPC system Geac sold in the first quarter to a unit of a diversified global technology and industrial company.

New Product and Business Initiatives

Also at ALLIANCE 2004, Geac announced Geac Compliance Management, the industry’s first software product designed specifically to help companies manage the remediation phase of their Sarbanes-Oxley and other regulatory compliance efforts. Geac Compliance contains templates tailored to key processes – such as order-to-cash, procurement-to-pay and payroll – integrated with a powerful business process management engine. In addition, Geac announced SmartStream 7.0, Geac’s next-generation client/server ERP system, which, in response to user need and feedback, offers new functionality that enables customers to manage financial and operational information effectively for more informed decision-making.

Within the Geac Industry Specific Applications (ISA) business, first quarter product milestones included the launch of new Web-enabled modules in the AMSI Property Management software suite by Geac Commercial Systems Division (CSD). CSD also concluded a Primary Supplier Agreement with Ledic Management Group, one of the largest multi-family property management services companies in the U.S., which manages over 33,000 units as a service to residential property owners.  Ledic will deploy the newly released AMSI eFinancials for accounting and reporting while promoting the use of the AMSI eSite suite to its customers at their site locations nationwide.

During the first quarter, Geac Library Solutions officially launched Vubis Smart into the North American market at the American Library Association conference in Orlando, Florida, and announced its first sale of Vubis Smart to a North American customer, Kingston Frontenac Public Library in Ontario. The library division also installed Vubis Smart at one of the largest institutes for higher education in the Netherlands, Hogeschool van Utrecht.

Also in the first quarter, Geac continued to strengthen its senior management team and to create new value-added global services. The Company appointed Larry Kaplan as Senior Vice President. Mr. Kaplan fills a new position at Geac with a range of responsibilities including managing the strategic assessment of key business areas, assisting in merger and acquisition activity throughout the worldwide organization, overseeing administrative functions, and conducting various special projects. In addition, Geac announced the formation of Geac Business Services, a global consulting team that helps organizations combine management best practices with technology to improve management effectiveness.

Organic Growth

Organic growth remained a focus for Geac in the quarter.

System21 software license revenue increased 18.3% versus the first quarter of FY 2004, demonstrating ongoing market interest in the System21 Aurora product.

SmartStream also had a strong quarter, with software license revenue growth of 65.4% compared to the first quarter of FY 2004, driven in part by significant wins at a global consulting firm in the U.S. and Efiposte in France, the investment arm of Groupe La Poste.

Geac Library Solutions’ software license revenue grew 32.9% in the first quarter of FY 2005 compared to the first fiscal quarter of FY 2004. During the quarter, the library division’s single largest sale was a nearly $200,000 contract with the Province of Luxembourg in Belgium, to automate all 20 public libraries in the province with Vubis Smart.

In the first quarter, Geac Local Government grew its total revenue slightly year over year, and marked several major business milestones. In Australia, Geac Local Government successfully completed five installations of its Pathway product in Australia and one in New Zealand; and as part of its long-term growth strategy, the division began marketing Pathway in the United Kingdom.  Also in Australia, the

division has received orders from 13 Councils in the State of Victoria for the purchase of the Pathway Customer Self Service Certificates function, which was purchased in collaboration with the Victorian State Government.

Geac’s RunTime division, a software provider to the fashion and apparel industry, increased its software license revenue 31.0% in the first quarter compared to the same period in FY 2004. Subsequent to the end of the first quarter, RunTime secured a major new customer, Rip Curl, a global action sports brand, for a worldwide deployment of RunTime’s product lifecycle management software.

Customers

In the first quarter, Geac closed approximately 400 deals Company-wide.  Twenty-three deals each exceeded $150,000, and the average deal size within this group was more than $250,000.  Examples include:

Geac Performance Management – A western US state for Geac Expense Reports; the City of Charlotte, North Carolina, for MPC; a global pharmaceutical manufacturer for Geac Expense Reports; and Hammerson, a leading European property firm, for MPC

SmartStream – A global professional services firm; and Efiposte, the investment arm of Groupe La Poste in France

Anael – Arcelor Tubes SA (part of the Condesa Group), a manufacturer of welded and steel tubing, for Anael SIRH in ASP mode, to manage all the human resources administration needs for Arcelor’s 590 employees located at various sites within France; a renowned French luxury retailer for Anael finance; and a French company which organizes prestigious international horse races, for Anael SIRH

Geac Library Solutions – the Province of Luxembourg in Belgium for Vubis Smart; and Son & Breugel Public Library in the Netherlands for Vubis Smart

System21 – GeoLogistics, a global provider of integrated logistics and transportation services, for Geac support to approximately 300 GeoLogistics finance staff using Geac System21 Financials software across 39 worldwide sites

Company Name

Although authorized by the Shareholders at last year’s annual meeting, the Board has concluded that it is in the best interest of the Company not to change the Company’s name at this time.  The Company will continue to operate as Geac Computer Corporation Limited.

Concluding Remarks

“We are pleased that, in what is traditionally the slowest quarter of the year for Geac, we continued to show year-over-year software license revenue growth and improvement in our net income and earnings per share, and we were able to generate cash from operations in a quarter that is usually cash negative,” Mr. Jones concluded. “Through ongoing execution of our ‘Build, Buy and Partner’ strategy, Geac’s management team remains clearly focused in the longer term on growing both the top line and the bottom line, to increase steadily the value our customers, our shareholders and our employees realize through their relationship with Geac.  However, we still recognize that market conditions and the complexity of our business continue to be intensely challenging.  We look forward to discussing further our financial performance and business strategy with our shareholders at our fiscal year 2004 Annual Meeting of Shareholders to be held next Wednesday, September 15 at the Design Exchange in Toronto.”

For more in-depth analysis of the financial results, our Management and Discuss Analysis has been filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission and posted on our website at http://www.geac.com.

Earnings Call

Management will discuss the results announced today on a conference call scheduled for later today, Wednesday, September 8, 2004, at 5:15 p.m. Eastern Time.

Listeners may access the conference call at 416.405.9328 or 800.387.6216, or via webcast at http://www.investors.geac.com.

A replay of the conference call will be available from September 8, 2004 at 9:00 p.m. Eastern Time until September 17, 2004 at 11:59 p.m. Eastern Time.  The replay can be accessed at 416.695.5800 or 800.408.3053.  The pass code for the replay is 3091160#.

The conference call will be broadcast over Geac’s web site at www.investors.geac.com. Attendees will need to log in at least 15 minutes prior to the call.

About Geac

Geac (TSX: GAC, NASDAQ: GEAC) is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time.  Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC” and had 85,458,927 common shares issued and outstanding at July 31, 2004.

This press release may contain forward-looking statements based on current expectations. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading “Risk Factors” in Geac’s annual report on Form 40-F, No. 000-50568, for the fiscal year ended April 30, 2004, filed on August 19, 2004 with the United States Securities and Exchange Commission available through the website maintained by the SEC at www.sec.gov

http://www.sec.gov/, and filed on August 19, 2004 with the Canadian Securities Administrators and available through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com http://www.sedar.com/.  Geac does not undertake to update any forward-looking statements that are contained in this press release.  Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.

Geac’s financial statements and the financial information included in this press release have been prepared in accordance with Canadian generally accepted accounting principles.  In addition, the financial statements and the financial information included in this press release, as well as this press release itself, have been reviewed and approved by both the Audit Committee and the Board of Directors of the Company.

For more information, please contact:

Financial Contact:

Donna de Winter

Chief Financial Officer

Geac

905.475.0525 ext. 3204

donna.dewinter@geac.com

Media and Investor Contact:

Alys Scott

Vice President, Corporate Communications

Geac

905.940.3751

alys.scott@geac.com

Geac Computer Corporation Limited

Consolidated Balance Sheets

As at July 31, 2004 and April 30, 2004

(amounts in thousands of U.S. dollars)

	(Unaudited) July 31, 2004	Audited April 30, 2004
Assets
Current assets:
Cash and cash equivalents	$116,062	$112,550
Restricted cash	53	95
Accounts receivable and other receivables	39,298	49,300
Unbilled receivables	8,470	6,537
Future income taxes	11,899	15,247
Inventory	770	624
Prepaid expenses	10,749	10,839
Total current assets	187,301	195,192

Restricted cash	2,283	1,781
Future income taxes	20,647	21,741
Property, plant and equipment	22,854	23,843
Intangible assets	30,481	32,628
Goodwill (note 4)	128,560	128,366
Other assets	3,027	3,352
Total assets	$395,153	$406,903

Liabilities & Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$65,754	$79,664
Income taxes payable	35,443	34,538
Current portion of long-term debt	372	391
Deferred revenue	104,313	117,927
Total current liabilities	205,882	232,520

Deferred revenue	1,212	2,256
Pension liability	24,742	23,994
Asset retirement obligation (note 3)	1,748	1,648
Accrued restructuring (note 7)	4,578	5,864
Long-term debt	4,514	4,550
Total liabilities	242,676	270,832

Shareholders’ Equity
Common shares; no par value; unlimited shares authorized; issues and outstanding as at July 31, 2004 - 85,458,927 (April 30, 2004 - 85,174,785)	125,747	124,019
Common stock options	35	44
Contributed surplus	3,018	2,368
Retained earnings	48,029	34,517
Cumulative foreign exchange translation adjustment	(24,352)	(24,877)
Total shareholder’s equity	152, 477	136,071
	$395,153	$406,903

Commitments and contingencies  (note 8)

See accompanying notes

Geac Computer Corporation Limited

Consolidated Statements of Earnings

For the three months ended July 31, 2004 and July 31, 2003

(amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended July 31,
	2004	2003
	(unaudited)	(unaudited)
Revenues:
Software	$15,495	$12,849
Support and services	89,470	82,452
Hardware	1,903	6,224
Total revenues	106,868	101,525

Cost of revenues:
Costs of software	1,680	1,857
Costs of support and services	34,255	33,720
Costs of hardware	1,536	5,259
Total cost of revenues	37,471	40,836

Gross profit	69,397	60,689

Operating expenses:
Sales and marketing	18,534	16,139
Product development	14,393	13,298
General and administrative	14,305	16,430
Net restructuring and other unusual items (note 7)	(653)	(115)
Amortization of intangible assets	2,246	776
Total costs and expenses	48,825	46,528

Earnings from operations	20,572	14,161
Interest income	501	386
Interest expense	(388)	(116)
Other expense, net	(502)	(369)
Earnings from operations before income taxes	20,183	14,062
Income taxes	6,671	4,695

Net earnings for the period	$13,512	$9,367

Basic net earnings per share	$0.16	$0.11
Diluted net earnings per share	$0.15	$0.11

Weighted average number of common shares used in computing basic net earnings per share (‘000s)	85,189	84,151
Weighted average number of common shares used in computing diluted net earnings per share (‘000s)	87,554	85,233

See accompanying notes

Geac Computer Corporate Limited

Consolidated Statement of Shareholders’ Equity

For the three months ended July 31, 2004 and year ended April 30, 2004

(in thousands of U.S. dollars, except share date)

	Share capital					Cumulative foreign
	Commons shares (‘000s)	Amount	Common stock options	Contributed surplus	Retained earnings/ (deficit)	exchange translation adjustment	Total shareholders’ equity
Balance - April 30, 2003 (audited)	84,136	$120,976	$163	$—	$(22,649)	$(22,320)	$76,170
Issuance of common stock for cash	1,039	2,907	—	—	—	—	2,907
Exercise of stock options granted in connection with acquisition of Extensity	—	119	(119)	—	—	—	—
Stock-based compensation	—	—	—	2,385	—	—	2,385
Employee stock purchase plan	—	17	—	(17)	—	—	—
Net earnings	—	—	—	—	57,166	—	57,166
Foreign exchange translation adjustment	—	—	—	—	—	(2,557)	(2,557)
Balance – April 30, 2004 (audited)	85,175	124,019	44	2,368	34,517	(24,877)	136,071
Issuance of common stock for cash	284	1,459	—	—	—	—	1,459
Exercise of stock options granted in connection with acquisition of Extensity	—	9	(9)	—	—	—	—
Stock-based compensation (note 2)	—	—	—	910	—	—	910
Employee stock purchase plan	—	260	—	(260)	—	—	—
Net earnings	—	—	—	—	13,512	—	13,512
Foreign exchange translation adjustment	—	—	—	—	—	525	525
Balance – July 31, 2004 (unaudited)	85,459	$125,747	$35	$3,018	$48,029	$(24,352)	$152,477

See accompanying notes

Geac Computer Corporation Limited

Consolidated Statement of Cash Flows

For the three months ended July 31, 2004 and July 30, 2003

(in thousands of U.S. dollars)

	Three months ended July 31,
	2004	2003
	(unaudited)	(unaudited)
Cash flows from operating activities
Net earnings for the period	$13,512	$9,367
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	2,246	776
Amortization of property, plant and equipment	1,721	1,722
Amortization of deferred financing costs	236	—
Stock based compensation	1,102	—
Future income tax expense	4,814	3,292
Reversal of accrued liabilities and other provisions	(661)	(477)
Other	2	(159)
Changes in operating assets and liabilities:
Accounts receivable and other and unbilled receivables	8,503	13,032
Inventory	(142)	92
Prepaid expenses	192	(1,436)
Accounts payable and accrued liabilities	(14,565)	(4,463)
Income taxes payable	709	(310)
Deferred revenue	(15,493)	(21,823)
Other	(11)	(133)

Net cash provided by/ (used in) operating activities	2,165	(520)

Cash flows from investing activities
Additions to property, plant and equipment	(693)	(609)
Disposals of property, plant and equipment	148	70
Change in restricted cash	(474)	(911)

Net cash used in investing activities	(1,019)	(1,450)

Cash flows from financing activities
Issue of common shares and special warrants	1,459	99
Issuance of long-term debt	33	—
Repayment of long-term debt	(110)	(206)

Net cash provided by/(used in) financing activities	1,382	(107)

Effect of exchange rate changes on cash and cash equivalents	984	875

Cash and cash equivalents
Net increase (decrease) in cash and cash equivalents	3,512	(1,202)
Cash and cash equivalents - Beginning of period	112,550	89,819

Cash and cash equivalents - End of period	$116,062	$88,617

See accompanying notes

Geac Computer Corporation Limited

Notes to the Consolidated Financial Statements

(Unaudited)

(amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

1.              Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles for interim financial statements.  Accordingly, these unaudited financial statements do not include certain disclosures normally included in annual financial statements prepared in accordance with such principles.          These unaudited financial statements were prepared using the same accounting policies as outlined in note 2 to the annual financial statements for the year ended April 30, 2004, and should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended April 30, 2004.

The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes.  In the opinion of management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented.  Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.              Stock-based compensation

Effective May 1, 2003, the Company adopted the revised recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments” (“Section 3870”), which requires that a fair value method of accounting be applied to all stock-based compensation payments to employees.  In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted and shares issued under its Employee Stock Purchase Plan (“ESPP”) on or after May 1, 2003 and accordingly, has recorded compensation expense.  Prior to May 1, 2003, the Company accounted for its employee stock options and shares issued under ESPP using the settlement method and no compensation expense was recognized.  For awards granted during the year ended April 30, 2003, the standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method.  The pro forma effect of awards granted and shares issued prior to May 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

The pro forma disclosure relating to options granted prior to May 1, 2003 is as follows:

	Three months ended July 31,
	2004	2003

Net earnings - as reported	$13,512	$9,367
Pro forma stock-based compensation expense, net of tax	183	263
Net earnings - pro forma	$13,329	$9,104

Basic net earnings per share - as reported	$0.16	$0.11
Pro forma stock-based compensation expense per share	—	—
Basic net earnings per share - pro forma	$0.16	$0.11

Diluted net earnings per share - as reported	$0.15	$0.11
Pro forma stock-based compensation expense per share	—	—
Diluted net earnings per share - pro forma	$0.15	$0.11

The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes pricing model with the following weighted average assumptions:

	Three months ended July 31,
Assumptions – Stock Options	2004	2003

Weighted average risk-free interest rate	4.45%	Nil	*
Weighted average expected life (in years)	7.0	Nil	*
Weighted average volatility in the market price of common shares	68.75%	Nil	*
Weighted average dividend yield	0.00%	Nil	*
Weighted average grant date fair values of options issued	$4.68	Nil	*

During the quarter ended July 31, 2004, the Company made its first purchase under the new 2004 Employee Stock Purchase Plan (“2004 ESPP”).  Under the 2004 ESPP, employees resident in either Canada or the United States are entitled to participate with residents of additional countries to be added over time.

*During the three months ended July 31, 2003, no options were granted.

	Three months ended July 31,
Assumptions – ESPP	2004	2003

Weighted average risk-free annual interest rate	2.21%	3.17%
Weighted average expected life (in months)	6 months	3 months
Weighted average volatility in the market price of common shares	37.44%	31.49%
Weighted average dividend yield	0.00%	0.00%
Weighted average grant date fair values of awards or shares issued	$2.69	$1.00

For the quarter ended July 31, 2004, the Company expensed $650 (July 31, 2003 – nil) relating to the fair value of options granted and $260 (July 31, 2003 - $nil) relating to the fair value of shares issued under the 2004 ESPP. Contributed surplus was credited $910 for these awards, and the balance will be reduced as the awards are exercised.  In addition, the amount initially recorded for the awards in contributed surplus will be credited to share capital along with the proceeds received on exercise.

Contributed surplus was reduced by $260 relating to shares issued under the ESPP during the quarter ended July 31, 2004.

The Company also maintains a Directors’ deferred share unit plan (“DSU”).  Under the plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant deferred share units to members of the Company’s Board of Directors relating to compensation for the services rendered to the Company as a member of the Board.  As determined by the Company, units issued under the plan may be payable in cash or common stock.  For the quarter ended July 31, 2004, the Company expensed $192 through general and administrative expense relating to the DSUs.  Accrued liabilities were also credited $192 for these awards, and will be adjusted each quarter based on the market value of the units which have vested under the plan.

3.              Asset retirement obligation

The Company has obligations with respect to the retirement of leasehold improvements at maturity of facility leases and the restoration of facilities back to their original condition at the end of the lease term.  For its year ended April 30, 2004, the Company early adopted the provisions of CICA Handbook Section 3110, “Asset Retirement Obligations” (“Section 3110”).  Section 3110 requires that the effect of initially applying the Section be treated as a change in accounting policy.  Accordingly, the financial statements of prior periods presented for comparative purposes are restated retroactively.  The adoption of Section 3110 results in a charge in the consolidated statement of earnings of $40 for the three months ended July 31, 2003.

The following table details the changes in the Company’s leasehold retirement liability for the three months ended July 31, 2004:

Asset retirement obligation balance, April 30, 2004	$1,648
Accretion charges	100
Asset retirement obligation balance, July 31, 2004	$1,748

4.              Goodwill

Changes in the carrying amount of goodwill are as follows:

	Three months ended July 31,
	2004	2003
Goodwill balance, April 30	$128,366	$89,386
Goodwill adjustment related to pre-acquisition liabilities	(495)	—
Foreign exchange impact	689	171
Goodwill balance, July 31	$128,560	$89,557

For the quarter ended July 31, 2004 the Company released $495 related to Comshare pre-acquisition premises and severance reserves that upon review were no longer required.

5.              Credit facility

On September 9, 2003 the Company and certain of its subsidiaries entered into a Loan, Guaranty and Security Agreement (the “Loan Agreement”) with Wells Fargo Foothill, Inc., pursuant to which the Company and certain of its subsidiaries obtained a three-year revolving credit facility (the “Facility”) with a $50,000 revolving line of credit, including a $5,000 letter of credit sub-facility.  The interest rate payable on advances under the Facility is, at the Company’s option, the prime rate plus 0.50% or LIBOR plus 3.00%.  The Facility is collateralized by substantially all of the assets of the Company and certain of its United States and Canadian subsidiaries and guaranteed by certain of its United States, Canadian, United Kingdom and Hungarian subsidiaries.  The Facility is available for the working capital needs and other general corporate purposes of the Company and its subsidiaries that are parties to the Loan Agreement.  As of July 31, 2004, $1,815 of the letter of credit sub-facility has been utilized, and the remaining $48,185 revolving line of credit is available and has not been drawn on.

The financing costs of $2,828 incurred to close the transaction were recorded as other assets in the second quarter of fiscal 2004 and are being amortized to interest expense on a straight-line basis over the term of the Facility.  Amortization related to these financing costs were $236 in the quarter ended July 31, 2004.

6.              Employee future benefits

The Company recorded employee future benefit expenses as follows:

	Three months ended July 31,
	2004	2003

Defined contribution pension plans	$470	$385
Define benefit pension plan	225	—
	$695	$385

7.              Net restructuring and other unusual items

The reversal in net restructuring and other unusual items was $653 and $115 for the three months ended July 31, 2004 and 2003 respectively.

Restructuring expense

For the three months ended July 31, 2004, the net restructuring credit balance of $653 was comprised of a release related to previously accrued lease termination costs that are no longer required.

For the three months ended July 31, 2003, the Company recorded a net reversal of $115 related to accrued restructuring charges.   The Company incurred a charge of approximately $362 for severance relating to the restructuring of the Company’s business, primarily in North America. This was reduced by a reversal of $388 in severance accruals made as a result of plan amendments and employee attrition prior to their planned termination, and by a reduction of $89 related to previously accrued lease termination costs that are no longer required.

Restructuring accrual

Activity related to the Company’s restructuring plans, business rationalization, and integration actions, was as follows:

	Premises restructuring	Workforce reductions	Total

April 30, 2003 provision balance	$17,658	$5,625	$23,283
Fiscal year 2004 provision additions	3,101	5,990	9,091
Fiscal year 2004 costs charged against provisions	(4,860)	(8,661)	(13,521)
Fiscal year 2004 provision release	(3,699)	(1,738)	(5,437)
April 30, 2004 provision balance	12,200	1,216	13,416
First quarter 2005 provision additions	400	865	1,265
First quarter 2005 costs charged against provisions	(1,467)	(1,064)	(2,531)
First quarter 2005 provision release	(963)	(173)	(1,136)
July 31, 2004 provision balance	$10,170	$844	11,014
Less: Current portion			6,436
Long-term portion of restructuring accrual			$4,578

As at July 31, 2004, the Company has a restructuring liability of approximately $968 related to the acquisition of Comshare.  This remaining balance relates to lease termination costs and will be recognized through to the end of the contractual lease obligation of the premises.  Additionally, a balance of $3,952 remains related to the acquisition of Extensity.  The remaining balance relates to premises reserves that are expected to be utilized through the second quarter of fiscal 2007.

During the quarter ended July 31, 2004, the Company also accrued $865 in severance and $400 in lease termination costs related to the rationalization of the Company’s North American and European business location.  As at July 31, 2004, a balance of approximately $844 is remaining for severance, of which the remainder will substantially be paid by the end of the third quarter of 2005 and will include employees from the support and services, development and sales and marketing areas.  The remaining balance for accrued premises restructuring was $5,250 as at July 31, 2004.  The Company anticipates that the remainder of the balance will be utilized through fiscal 2009.

During the quarter ended July 31, 2004, several smaller restructuring accruals relating to severance amounts and lease termination costs were released through the general and administrative expense line to adjust the accruals to match the current estimates of the amounts required.

8.              Commitments and contingencies

Customer indemnifications

The Company has entered into license agreements with customers that include limited intellectual property indemnification clauses.  The Company generally agrees to indemnify its customers against legal claims that its software products infringe certain third-party intellectual property rights.  In the event of such a claim, the Company is generally obligated to defend its customer against the claim and either to settle the claim at the Company’s expense or pay damages that the customer is legally required to pay to the third-party claimant. The Company has not made any significant indemnification payments and has not accrued any amounts in relation to these indemnification clauses.

Litigation

Activity related to the Company’s legal accruals was as follows for the years ended April 30, 2004 and 2003:

April 30, 2003 provision balance	$3,844
Fiscal year 2004 provision additions	3,587
Fiscal year 2004 costs charged against provisions	(3,125)
Fiscal year 2004 provision release	(109)
April 30, 2004 provision balance	4,197
First quarter 2005 provision additions	284
First quarter 2005 costs charged against provisions	(2,067)
July 31, 2004 provision balance	$2,414

In May 2001, Cels Enterprises, Inc. (“Cels”) filed a complaint in the United States District Court for the Central District of California against Geac, Geac Enterprise Solutions (GES) and JBA International, Inc. (JBA).  GES is JBA’s successor in interest as a result of Geac’s acquisition of JBA Holdings plc in 1999. The complaint alleged that JBA software supplied to Cels was experimental and did not work.  The software product in question, which was part of JBA’s product offering prior to the acquisition, is no longer sold by Geac.  Cels claimed damages of $28,300.  In August 2003, following a jury trial and verdict, the Court entered judgment against GES for approximately $4,134 in damages and prejudgment interest.  GES satisfied the judgment in two separate payments in June and August 2004 totalling, with post-judgment interest, approximately $4,180.  Cels’ appeal of the Court’s denial of its motion seeking approximately $1,000 in attorneys’ fees is still pending.  At April 30, 2004 Geac had accrued $4,187 in respect of the Cels claim and as at July 31, 2004, $2,108 of this amount had been paid.

Extensity, a subsidiary acquired by Geac in March 2003, is subject to a class action suit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters.  The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings.  The plaintiffs seek an unspecified amount of damages.  The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which will be funded by the issuers’ insurers.  The settlement is still subject to approval by the Court.

In addition, Geac is subject to various other legal proceedings and claims in the ordinary course of business, arising out of disputes over contracts, alleged torts, intellectual property, real estate and employee relations, among other things.  In the opinion of management, resolution of these matters is not reasonably expected to have a material adverse effect on Geac’s financial position, results of operations or cash flows.  However, a materially adverse outcome with respect to such matters may affect our future financial position, results of operations or cash flows.

9.              Segmented information

The Company reports segmented information according to CICA 1701, “Segment Disclosures.”  This standard requires segmentation based on the way management organizes segments for monitoring performance.

The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

Industry-Specific Applications (ISA) products include applications for the real estate, construction, banking, hospitality and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

There are no significant inter-segment revenues.  Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets.  Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

During the year ended April 30, 2004, the Company determined that given the nature of the products offered in its local government product line, the inclusion of the local government business in the EAS segment was no longer appropriate.  As a result, the local government business has been reclassified from EAS to ISA.  For comparison purposes, the Company has reclassified revenue, contribution margin and segment assets relating to this business in its comparatives.  The impact on revenue and segment contribution for the three months ended July 31, 2003 was a reclassification of approximately $3,198 and $935 respectively from the EAS to the ISA business.

	Three months ended July 31, 2004
	EAS	ISA	Total
Revenues:
Software	$13,308	$2,187	$15,495
Support and services	69,696	19,774	89,470
Hardware	1,436	467	1,903
Total revenues	$84,440	$22,428	$106,868

Segment contribution	$24,768	$3,343	$28,111

	Three months ended July 31, 2003
	EAS	ISA	Total
Revenues:
Software	$10,296	$2,553	$12,849
Support and services	62,148	20,304	82,452
Hardware	5,142	1,082	6,224
Total revenues	$77,586	$23,939	$101,525

Segment contribution	$16,036	$3,528	$19,564

Reconciliation of segment contribution to earnings from operations before income taxes:

	Three months ended July 31,
	2004	2003
Segment contribution	$28,111	$19,564
Corporate expenses	(5,949)	(4,704)
Amortization of intangible assets	(2,246)	(776)
Interest income, net	113	270
Foreign exchange	(499)	(407)
Net restructuring and other unusual items	653	115
Earnings from operations before income taxes	$20,183	$14,062

Geographical information:

	Three months ended July 31,
	2004	2003
Revenues by geographic location:
Americas	$54,894	$53,336
Europe	43,629	39,924
Asia	8,345	8,265
Total revenues	$106,868	$101,525

10.       United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP; however the Company’s accounting policies, as reflected in these consolidated financial statements, do not materially differ from U.S. GAAP except as follows:

	Three months ended July 31,
	2004	2003

Net earnings under Canadian GAAP as reported	$13,512	$9,367
Adjustments (net of related tax effects):
Stock-based compensation (a)	(12)	(111)
Amortization of intellectual property capitalized under Canadian GAAP in connection with the Comshare acquisition net of tax of $30 (b)	45	—
Net earnings under U.S. GAAP	13,545	9,256
Other comprehensive income (loss):
Foreign currency translation adjustment	477	640
Comprehensive income under U.S. GAAP	$14,022	$9,896

Net earnings per share under U.S. GAAP:
Basic net earnings per common share	$0.16	$0.11
Diluted net earnings per common share	$0.15	$0.11

Weighted average number of common shares used in computing basic net earnings per share (‘000s)	85,189	84,151
Weighted average number of common shares used in computing diluted net earnings per share (‘000s)	87,554	85,233

a)            Stock-based compensation

Accounting for stock options

The Company has prospectively adopted the new Canadian GAAP recommendations, which require that a fair value method of accounting be applied to all stock-based compensation awards granted to employees granted on or after May 1, 2003.  The Canadian GAAP recommendations are substantially harmonized with the existing U.S. GAAP rules, which have also been adopted by the Company prospectively for all awards granted on or after May 1, 2003.  Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal year 2004.

In fiscal year 2003, the Company did not expense any compensation cost under Canadian GAAP.  For U.S. GAAP, the Company elected to measure compensation cost based on the difference, if any, on the date of the grant, between the market value of the Company’s shares and the exercise price (referred to as the “intrinsic value method”) over the vesting period.  As a result, the Company has recorded stock compensation charges under U.S.  GAAP for fiscal years 2003 and 2004, and will have additional charges in 2005, 2006 and 2007 for stock-based compensation and awards granted in fiscal year 2003.

Prior to fiscal year 2003, the Company expensed stock-based compensation under U.S. GAAP as a result of the issuance of stock options with an exercise price below market value.

Pro forma disclosures

For awards granted prior to May 1, 2003, U.S. GAAP requires the disclosure of pro forma net earnings and earnings per share information for all outstanding awards as if the Company had accounted for employee stock options under the fair value method.

The following table presents net earnings and earnings per share information following U.S. GAAP for purposes of pro forma disclosures:

	Three months ended July 31,
	2004	2003

Net earnings under U.S. GAAP – as reported above	13,545	9,256
Pro forma stock-based compensation expense, net of tax	352	1,225
Net earnings – pro forma	13,193	8,031

Basic net earnings per share under U.S. GAAP – as reported above	0.16	0.11
Pro forma stock-based compensation expense per share	0.01	0.01
Basic net earnings per share – pro forma	0.15	0.10

Diluted net earnings per share under U.S. GAAP – as reported above	0.16	0.11
Pro forma stock-based compensation expense per share	0.01	0.01
Diluted net earnings per share – pro forma	0.15	0.10

Fair values

The fair values of awards granted were estimated using the Black-Scholes option-pricing model.  The Black-Scholes model was developed to estimate the fair value of traded options and awards, which have no vesting restrictions, and are fully transferable.  The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility and expected time until exercise. Because the Company’s employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, existing models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

b)            Intangible assets

In connection with the acquisition of Comshare, in-process research and development was acquired and capitalized under Canadian GAAP.  Under U.S. GAAP, such in-process research and development is charged to expense at the acquisition date.

c)             Goodwill

Although the new Canadian GAAP section for Income Taxes is substantially harmonized with U.S. GAAP, it was applied prospectively and goodwill was not adjusted, resulting in differing carrying values of goodwill under Canadian and U.S. GAAP.  Under U.S. GAAP, the carrying value of goodwill on the consolidated balance sheet would be $111,381 (April 30, 2004 - $111,235).

d)            Related party transactions

Accounts receivable and other receivables as at July 31, 2004 and April 30, 2004 included $254 for a loan due from a former officer of the Company in connection with a compensatory arrangement relating to his employment with the Company.  The proceeds from the loan were used by the former officer to purchase 250,625 common shares of the Company, which are currently held as collateral.  Under Canadian GAAP, the loan is classified as another receivable.  However, under U.S. GAAP, the loan is classified as a reduction of shareholders’ equity.  As a result, in accordance with U.S. GAAP, current and total assets and shareholders’ equity would be reduced by $254.

11.  Subsequent Event

On August 18, 2004, the Company announced acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to make a Normal Course Issuer Bid (the “NCIB”).  The 12-month NCIB bid period, during which the Company may repurchase certain of its common shares on the TSX, commenced on August 20, 2004 and will expire on August 19, 2005.   The Company is under no obligation to purchase any of its shares in connection with the NCIB.   However, if the Company deems it advisable and subject to certain restrictions and compliance with the rules and policies of the TSX, it may purchase (and subsequently cancel) up to an aggregate maximum of 8,335,346 of its outstanding common shares pursuant to the NCIB.

12.  Comparative Figures

Certain prior year’s comparative figures in the accompanying interim financial statements have been reclassified to conform to the current year’s presentation.